SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2008

STARLIMS Technologies Ltd.
(Name of Registrant)

32B Habarzel Street, Tel Aviv 69710, Israel
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

STARLIMS Technologies Ltd.

6-K Items

1.	Press release: STARLIMS Provides Preliminary Full Year 2007 Results and Announces a $1.1 Million Contract with a US-based Petroleum Company; Dated January 9, 2008

ITEM 1

STARLIMS Provides Preliminary Full Year 2007 Results; Announces a $1.1 Million Contract with a US-based Petroleum Company

Hollywood, Florida, January 9, 2008 – STARLIMS Technologies Ltd. (NASDAQ:LIMS), a leading provider of laboratory information management systems (LIMS), announced today that the Company expects to report full fiscal year 2007 revenue of approximately $23.7 million, or growth of 20 percent year-over-year, GAAP earnings per share of $0.56 to $0.59 and Non-GAAP earnings of $0.61 to $0.64 per share.

The revenue results are at the low end of the Company’s full year guidance of 20 to 25 percent year-over-year growth primarily due to a few deals that moved beyond the end of the quarter and impacted total revenue. These deals continue to remain in the pipeline. The earnings per share results which are below the Company’s full year guidance were impacted by higher cost of revenues associated with our entrance into the LIS market, increased use of specialized sub-contractors as well as slightly higher than expected operating expenses.

“While we cannot be satisfied with our results this quarter, we are very encouraged with the strong interest in our web-based STARLIMS Version 10 and we continue to see a diverse and growing pipeline of opportunities.” stated Itschak Friedman, STARLIMS Chief Executive Officer. “STARLIMS’s business model is characterized by relatively large transactions, with an average selling price of approximately $600,000. As such, our results are influenced by the timing of when large deals close. Looking with a longer term perspective, we continue to see strong underlying growth which remains higher than the overall growth rate of the global LIMS market.”

US-Based Petroleum Company Deal

In December, STARLIMS received a $1.1 million order from a US-based petroleum company. The contract covers licenses for the web-based STARLIMS Version 10 software to be deployed at three manufacturing plants, as well as implementation services and first-year maintenance. The customer will standardize on STARLIMS Version 10, replacing its existing client/server LIMS systems from other vendors. The result will be a single web-based platform providing a unified solution for across all three sites. This deal is STARLIMS’s sixth 7-figure deal closed in fiscal year 2007.

Final Fourth Quarter and Fiscal 2007 Financial Results Earnings Date

STARLIMS plans to release its final financial results for the fourth quarter and fiscal year 2007 ended December 31, 2007 on Thursday, February 14, 2008, before the Nasdaq market opens.

Following the distribution of the earnings press release, STARLIMS Chief Executive Officer, Itschak Friedman and STARLIMS Chief Financial Officer, Chaim Friedman will host a live conference call and webcast at 8:30 a.m. Eastern Time (15:30 Israeli Time). The listen-only webcast can be accessed from the Investor Relations page of the company’s web site at http://ir.starlims.com. Those interested in participating in the call and the question and answer session should dial (303) 262-2130.

The webcast will be archived on the STARLIMS Technologies Investor Relations page of the company’s website, at http://ir.starlims.com starting at 12 p.m. on Thursday, February 14, 2008. Alternatively, the conference call replay can be accessed by dialing (800) 405-2236, access code 11106495#.

About STARLIMS

STARLIMS Technologies Ltd. (Nasdaq: LIMS) is a leading provider of laboratory information management systems (LIMS), with over 20 years of LIMS experience. The Company’s flagship product, STARLIMS®, improves the reliability of laboratory sampling processes, supports compliance with domestic and international regulations and industry standards, and provides comprehensive reporting, monitoring and analysis capabilities. STARLIMS software is used for quality assurance and control, testing and monitoring, and research and development in government, manufacturing and life sciences organizations. With operations in the United States, Canada, the United Kingdom, Israel and Hong Kong, the company serves over 500 organizations in 40 countries. For more information, please see http://www.starlims.com.

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions, changes in demand for products and services, the timing and amount or cancellation of orders, loss of market share and other risks detailed from time to time in STARLIMS’s filings from time to time with the Securities and Exchange Commission. Such filings contain and identify these and other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STARLIMS Technologies Ltd. (Registrant) By: /s/ Chaim Friedman —————————————— Chaim Friedman Chief Financial Officer

Date: January 10, 2007